FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of April, 2014

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

2300-1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

Condensed Interim Financial Statements

28 February 2014

(Expressed in Canadian dollars)

MANAGEMENT’S COMMENTS ON

UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of Alberta Star Development Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management.  The unaudited condensed interim financial statements are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgements based on information currently available.

The Company’s independent auditor has not performed a review of these condensed interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Alberta Star Development Corp.

Condensed Interim Statements of Financial Position

(Expressed in Canadian dollars)

	Notes	As at 28 February 2014 $	As at 30 November 2013 $
			(audited)
ASSETS

Current assets
Cash and cash equivalents	3	6,037,208	6,700,938
Trade and other receivables	4	23,173	3,513
Prepaid expenses	5	4,831	11,928
Short term investments	6	973,408	-

		7,038,620	6,716,379

Exploration and evaluation properties	7	31,989	17,240
Property, plant and equipment	8	4,941	5,210

Total assets		7,075,550	6,738,829

EQUITY AND LIABILITIES

Current liabilities
Trade and other payables	9	1,080,459	1,115,530

Total liabilities		1,080,459	1,115,530

Equity
Common shares	11	45,075,926	45,372,258
Contributed surplus	11	13,724,620	13,715,857
Deficit		(52,805,455)	(53,464,816)

Total equity		5,995,091	5,623,299

Total liabilities and equity		7,075,550	6,738,829

APPROVED BY THE BOARD:

“ Stuart Rogers”	Director	“ Guido Cloetens”	Director
Stuart Rogers		Guido Cloetens

The accompanying notes are an integral part of these financial statements.

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Alberta Star Development Corp.

Condensed Interim Statements of Earnings (Loss) and Comprehensive Earnings (Loss)

(Expressed in Canadian dollars)

		Three month period ended
	Notes	28 February 2014 $	28 February 2013 $
CONTINUING OPERATIONS General and administrative expenses	18	90,645	129,226

Loss before other items		(90,645)	(129,226)

Other items
Interest income		19,522	19,649
Gain on short term investments	6	388,408	-
Rent recovery	16	-	1,500
Unrealized foreign exchange gain (loss)		68,269	52,436

Net earnings (loss) from continuing operations		385,554	(55,641)
DISCONTINUED OPERATIONS

Net loss from discontinued operations	17	-	(140,442)

Net earnings (loss) and comprehensive earnings (loss) for the period		385,554	(196,083)

Basic and diluted earnings (loss) per share
Earnings (loss) per share from continuing operations	13	0.018	(0.003)
Earnings (loss) per share from discontinued operations	13	-	(0.006)
Earnings (loss) per share	13	0.018	(0.009)

The accompanying notes are an integral part of these financial statements.

Page | 2

Alberta Star Development Corp.

Condensed Interim Statements of Cash Flows

(Expressed in Canadian dollars)

		Three month period ended
	Notes	28 February 2014 $	28 February 2013 $

OPERATING ACTIVITIES

Earnings (loss) for the period from continuing operations		385,554	(49,612)
Adjustments for:
Accrued interest income		(18,785)	(12,181)
Gain on short term investments	6	(388,408)	-
Depreciation	8	269	1,812
Share-based payments	12, 16 & 18	8,763	-
Operating cash flows before movements in working capital
Increase in trade and other receivables		(875)	12,181
Decrease in prepaid expenses		7,096	7,649
Decrease in trade and other payables		(35,070)	(24,983)

Cash used in operating activities from continuing operations		(41,456)	(65,134)

INVESTING ACTIVITIES

Exploration and evaluation expenditures	7	(14,749)	(7,132)
Purchase of available-for-sale investments	6	(585,000)	-
Purchase of shares to be returned to treasury	11.3	(22,525)	-

Cash from (used in) investing activities from continuing operations		(622,274)	(7,132)

Decrease in cash and cash equivalents from continuing operations		(663,730)	(72,266)
Increase (decrease) in cash and cash equivalents from discontinued operations	17	-	114,250
Cash and cash equivalents, beginning of year		6,700,938	6,997,109
Cash and cash equivalents, end of period		6,037,208	7,039,093

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these financial statements.

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Alberta Star Development Corp.

Condensed Interim Statements of Changes in Equity

(Expressed in Canadian dollars)

		Number of shares	Common shares $	Contributed surplus $	Deficit $	Total $
	Notes

Balances, 1 December 2012		21,403,979	47,573,745	13,728,064	(54,734,902)	6,566,907
Net loss for the period		-	-	-	(189,545)	(189,545)

Balances, 28 February 2013		21,403,979	47,573,745	13,728,064	(54,924,447)	6,377,362

Common shares returned to treasury	11.3	(290,000)	(644,571)	-	597,017	(47,554)
Special cash distribution	11.4	-	(1,760,758)	-	-	(1,760,758)
Options exercised	11.2	675,000	203,842	(69,967)	-	133,875
Share-based payments	12	-	-	57,760	-	57,760
Net earnings for the period		-	-	-	862,614	862,614

Balances, 30 November 2013		21,788,979	45,372,258	13,715,857	(53,464,816)	5,623,299

Common shares returned to treasury	11.3	(133,000)	(296,332)	-	273,807	(22,525)
Share-based payments	12	-	-	8,763	-	8,763
Net earnings for the period		-	-	-	385,554	385,554

Balances, 28 February 2014		21,655,979	45,075,926	13,724,620	(52,805,455)	5,995,091

The accompanying notes are an integral part of these financial statements.

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Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

1.

CORPORATE INFORMATION

Alberta Star Development Corp. (the “Company”) was incorporated under the laws of the province of Alberta on 6 September 1996 and is in the exploration stage.

The Company is in the business of acquiring and exploring mineral and oil and gas properties.  The recoverability of the amounts expended by the Company on acquiring and exploring mineral and petroleum and natural gas properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production. Effective 1 March 2013, the Company sold all of its petroleum and natural gas properties (Note 17).

The head office, principal address and registered and records office is located at Suite 2300 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2.

The Company’s condensed financial statements as at 28 February 2014 and for the three month period then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company had net and comprehensive earnings of $385,554 for the three month period ended 28 February 2014 (28 February 2013 - net and comprehensive loss of $189,545)and has working capital of $5,958,161 as at 28 February 2014 (30 November 2013 - $5,600,849).

The Company had cash and cash equivalents of $6,037,208 at 28 February 2014 (30 November 2013 - $6,700,938), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  If the Company is unable to raise additional capital in the future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures.  Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. The condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.

BASIS OF PREPARATION

The condensed financial statements of the Company for the three month period ended 28 February 2014 were approved and authorized for issue by the Board of Directors on 24 April 2014.

2.1

Basis of presentation

The Company’s condensed financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value, as explained in Note 15, and are presented in Canadian dollars except where otherwise indicated.

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Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

2.2

Statement of compliance

The condensed financial statements of the Company have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s annual financial statements for the year ended 30 November 2013.

2.3

Adoption of new and revised standards and interpretations

At the date of authorization of these condensed financial statements, the IASB and IFRIC have issued the following new and revised standards, amendments and interpretations which are not yet effective during the three month period ended 28 February 2014.

•

IFRS 7 ‘Financial Instruments: Disclosures’ is effective for annual periods beginning on or after 1 January 2013 that provides additional disclosures related to offsetting financial assets and financial liabilities.

•

IFRS 9 ‘Financial Instruments: Classification and Measurement’ is a new financial instruments standard effective for annual periods beginning on or after 1 January 2015 that replaces IAS 39 and IFRIC 9 for classification and measurement of financial assets and financial liabilities.

•

IFRS 11 ‘Joint Arrangements’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces IAS 31 and Standing Interpretations Committee Standards  (“SIC”) 13.

•

IFRS 12 ‘Disclosure of Interests in Other Entities’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces disclosure requirements in IAS 27 (as amended in 2008), IAS 28 (as revised in 2003) and IAS 31.

• IFRS 13 ‘Fair Value Measurement’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces fair value measurement guidance in other IFRSs.

•

IAS 1 ‘Presentation of Financial Statements’ is effective for annual periods beginning on or after 1 January 2013 and clarifies requirements for comparative information.

•

IAS 19 (Amendment) ‘Employee Benefits’ is effective for annual periods beginning on or after 1 January 2013 and revises recognition and measurement of post-employment benefits.

•

IAS 32 (Amendment) ‘Financial Instruments: Presentation’ is effective for annual periods beginning on or after 1 January 2014 and revises certain aspects of the requirements on offsetting.

•

IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’ is effective for annual  periods beginning on or after 1 January 2013 and provides guidance on the recognition and measurement of stripping costs associated with surface mining operations.

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

1.

CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents are denominated in the following currencies:

	As at 28 February 2014 $	As at 30 November 2013 $

Denominated in Canadian dollars	4,375,145	5,104,715
Denominated in U.S. dollars	1,662,063	1,596,223

Total cash and cash equivalents	6,037,208	6,700,938

2.

TRADE AND OTHER RECEIVABLES

The Company’s trade and other receivables arise from petroleum and natural gas revenue receivable, Goods and Services Tax (“GST”) receivable due from the government taxation authorities, interest receivable and other receivables from related parties.  These are as follows:

	As at 28 February 2014 $	As at 30 November 2013 $

GST receivable	4,388	3,186
Trade receivables	-	327
Interest receivable	18,785	-

Total trade and other receivables	23,173	3,513

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Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

3.

PREPAID EXPENSES

The Company’s prepaid expenses are as follows:

	As at 28 February 2014 $	As at 30 November 2013 $

Insurance	4,831	11,830
Other	-	98

Total prepaid expenses	4,831	11,928

4.

SHORT TERM INVESTMENTS

The Company’s available-for-sale investments and share purchase warrants are as follows:

	As at 28 February 2014		As at 30 November 2013
	Cost $	Fair Value $	Cost $	Fair Value $

TerraX Minerals Inc. 1,300,000 shares	326,592	715,000	-	-
TerraX Minerals Inc. 650,000 warrants Expiring 28 February 2016	258,408	258,408	-	-

Total short term investments	585,000	973,408	-	-

On 28 February 2014, the Company entered into an agreement with TerraX Minerals Inc. (“TerraX”), a company with a director and officer in common, pursuant to which the Company can earn up to a 60% interest in TerraX’s wholly-owned Central Canada gold project (the “Central Canada Gold Property”) in Ontario (the “Option”) and subscribed for 1,300,000 units of TerraX (the “Units”) at $0.45 per Unit for gross proceeds of $585,000 (the “Private Placement”).  Each Unit consists of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder to purchase an additional common share at an exercise price of $0.57 per common share exercisable until 28 February 2016. No finder’s fees were payable in connection with the private placement.

On 28 February 2014, the Company recognized a gain of $388,408 upon initial valuation of 1,300,000 TerraX shares at the fair value of $715,000.

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Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

5.

EXPLORATION AND EVALUATION PROPERTIES

The Company’s exploration and evaluation properties expenditures for the three month period ended 30 November 2013 are as follows:

	Central Canada Gold Property $	Contact Lake Property $	Glacier Lake Property $	Longtom Property $	Total $

ACQUISITION COSTS

Balance, 30 November 2013	-	-	-	-	-
Balance, 28 February 2014	10,000	-	-	-	10,000

EXPLORATION AND EVALUATION COSTS

Balance, 30 November 2013	-	10,120	6,227	893	17,240
Claim maintenance and permitting	-	4,749	-	-	4,749
Balance, 28 February 2014	-	14,869	6,227	893	21,989

Total costs	10,000	14,869	6,227	893	31,989

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Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

The Company’s exploration and evaluation properties expenditures for the year ended 30 November 2013 are as follows:

	Central Canada Gold Property $	Contact Lake Property $	Glacier Lake Property $	Other Properties $	Total $

ACQUISITION COSTS

Balance, 30 November 2012	-	-	-	-	-
Balance, 30 November 2013	-	-	-	-	-

EXPLORATION AND EVALUATION COSTS

Balance, 30 November 2012	-	-	-	-	-
Claim maintenance and permitting	-	10,120	6,227	893	17,240
Balance, 30 November 2013	-	10,120	6,227	893	17,240

Total costs	-	10,120	6,227	893	17,240

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Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

Contact Lake Property – Contact Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totaling 1,801.82 hectares (“ha”) (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, Northwest Territories (“NT”), for cash payments of $60,000 (paid) and 60,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase the NSR for a one-time payment of $1,000,000.  The Company completed additional staking in the area in order to increase the project size to sixteen contiguous claims, totaling 10,563.78 ha (26,103.57 acres).  Collectively the properties are known as the Contact Lake Mineral Claims.

Port Radium – Glacier Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in four mineral claims, totaling 2,520.78 ha (6,228.85 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 72,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Port Radium – Crossfault Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims, totaling 1,789.22 ha (4,421.24 acres) (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 90,000 common shares (issued and valued at $297,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Port Radium – Eldorado Property, Northwest Territories

During the year ended 30 November 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided right, title and interest in three mineral claims, totaling 106.53 ha (263.13 acres) (the “Eldorado Uranium Mineral Claims”) located at Port Radium on Great Bear Lake, NT, for a cash payment of $20,000 (paid).

North Contact Lake Mineral Claims – Great Bear Lake, Northwest Territories

During the year ended 30 November 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issuance of 50,000 common shares of the Company valued at $182,500.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totaling 6,305.51 ha (15,581.20 acres).

Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

Eldorado South IOCG & Uranium Project, Northwest Territories

During the year ended 30 November 2007, the Company staked twenty-four claims (the “Eldorado South Uranium Mineral Claims”) and four additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the Eldorado South Uranium Project.

During the year ended 30 November 2009, fourteen claims were allowed to lapse, on 23 February 2013, three claims were allowed to lapse and on 23 February 2014, three claims were allowed to lapse. The Eldorado South IOCG & Uranium Project now consists of eight mineral claims totaling 6,913.35 ha (17,082.89 acres).

Longtom Property – Longtom Lake, Northwest Territories

The Company holds a 50% undivided interest subject to a 2% NSR, totaling 355.34 ha (878.05 acres), in the Longtom Property (the “Longtom Property”) located about 350 km northwest of Yellowknife, NT.  The Longtom Property is registered 100% in the name of the Company.

The Company has the right to acquire the remaining 50% interest in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company.  The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately preceding and the five trading days immediately following the date that the option is exercised. The Company is compelled to exercise the Longtom Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property.

The Company has the right to enter into joint venture or option agreements related to the Longtom Property with third parties prior to the exercise of the Longtom Option.

In 2003, the Company entered into a Letter of Intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”).  On 26 October 2006, Fronteer earned its 75% interest in the Longtom Property by paying the Company $15,000 cash (received) and spending an aggregate of $500,000 (incurred) on exploration expenditures over three years.

Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

Central Canada Gold Property – Ontario

The Central Canada gold project consists of seven claims totaling 24 claim units (~3.8 km2) located approximately 20 km east of the town of Atikokan and 190 km west of the City of Thunder Bay in the Province of Ontario.

The Company holds its interest in this Property under an Option Agreement dated 3 March 2014 pursuant to which Alberta Star may earn a 60% interest in the Central Canada gold property from TerraX Minerals Inc.   In order to exercise the Option, Alberta Star must make cash payments to TerraX totaling $85,000 over a three year period, with $10,000 paid upon execution of the Option Agreement, $25,000 due on the second anniversary of the execution of the Option Agreement and a further $50,000 due on the third anniversary date.  Alberta Star must also incur an aggregate of $500,000 in exploration expenditures over a three year period, with $100,000 to be incurred by 31 March 2015, a further $150,000 to be incurred by 31 March 2016 and the remaining $250,000 to be incurred by 31 March 2017.  Alberta Star will also be responsible for payment of the annual pre-production royalty of $10,000 to the original vendors of the Central Canada Property due annually in December beginning with the next payment due on 11 December 2014.

6.

PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment as at 28 February 2014 are as follows:

	Cost $	Accumulated depreciation $	Net book value $

Computer equipment	5,300	4,969	331
Furniture and fixtures	25,706	21,096	4,610

Total	31,006	26,065	4,941

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Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

The changes in the Company’s property, plant and equipment for the periods ended 28 February 2014 and 30 November 2013 are as follows:

	Petroleum and natural gas properties $	Computer equipment $	Equipment $	Furniture and fixtures $	Total $

COST
Balance, as at 30 November 2012	5,279,869	60,749	58,720	25,706	5,425,044
Additions	134,652	-	-	-	134,652
Cost recovery	(30,000)	-	-	-	(30,000)
Asset retirement costs	(33,219)	-	-	-	(33,219)
Dispositions (Note 17)	(5,351,302)	(55,449)	(58,720)	-	(5,465,471)

Balance, as at 30 November 2013	-	5,300	-	25,706	31,006

As at 28 February 2014	-	5,300	-	25,706	31,006

Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

	Petroleum and natural gas properties $	Computer equipment $	Equipment $	Furniture and fixtures $	Total $

ACCUMULATED DEPRECIATION AND IMPAIRMENT
Balance, as at 30 November 2012	3,855,080	49,965	44,713	19,641	3,969,399
Depletion and depreciation (Note 17)	163,738	2,465	2,115	1,213	169,531
Dispositions (Note 17)	(4,018,818)	(47,488)	(46,828)	-	(4,113,134)

Balance, as at 30 November 2013	-	4,942	-	20,854	25,796
Depletion and depreciation	-	27	-	242	269

As at 28 February 2014	-	4,969	-	21,096	26,065

NET BOOK VALUES

At 30 November 2013	-	358	-	4,852	5,210

At 28 February 2014	-	331	-	4,610	4,941

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Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

On 9 August 2010, the Company completed an asset purchase with Western Plains Petroleum Ltd. (“Western Plains”) pursuant to which the Company acquired an undivided 50% interest in all of Western Plains’ oil and natural gas interests located in the Lloydminster/Maidstone areas of Saskatchewan and the Lloydminster area of Alberta (the “Western Plains Assets”) for the cash purchase price of $1.7 million, having an effective date of 1 July 2010.

On 26 August 2010, the Company completed a further oil & gas asset purchase with Western Plains pursuant to which the Company acquired an undivided 33.33% interest in thirteen (13) crown leases located in the Lloydminster heavy oil area of Alberta for a cash purchase price of $1.467 million, having an effective date of 1 July 2010.

On 15 October 2010, the Company entered into a sub-participation agreement with Arctic Hunter Energy Inc. (“Arctic Hunter”), a company with officers and directors in common. Under the agreement, Arctic Hunter had agreed to a 100% participation interest in two (2) test wells by 31 October 2010. The Company held a 50% working interest in the Landrose, Saskatchewan assets which formed part of the heavy oil assets acquired on 9 August 2010 from Western Plains. Arctic Hunter had to pay 100% of the Company’s share of the cost to drill, complete and equip or abandon the test wells to earn 100% of the Company’s pre-farmout working interest in the Test Wells spacing unit subject to reserving unto the Company a 10% overriding royalty payable by Arctic Hunter on all petroleum and natural gas substances produced therefrom until payout. After payout, the Company would have the option to either covert to a 25% working interest (being

50% of the Company’s pre-farmout 50% working interest) in the test wells spacing unit or remain in a gross overriding royalty position. Arctic Hunter had no option to drill post-earning wells under the sub-participation agreement.  Western Plains would be the operator of the test wells.

On 18 November 2010, the Company entered into a participation agreement with Sahara Energy Ltd. (“Sahara Energy”), whereby the Company agreed to a 50% participation interest with Sahara Energy in the joint lands. The Company had to pay 50% of the cost to drill, complete and equip or abandon the test wells to earn a 50% working interest in the test well spacing unit and joint lands subject to reserving unto Sahara Energy a 15% overriding royalty payable by the Company on all petroleum and natural gas substances produced therefrom until payout. After payout, Sahara Energy would have the option to either convert to a 25% working interest (being 50% of Sahara Energy’s pre-farmout 50% working interest) in the test well spacing unit and joint lands or remain in a gross overriding royalty position. On 28 December 2011, this participation agreement was terminated.

On 19 November 2010, the Company entered into an agreement with Western Plains to acquire a 50% undivided interest each in petroleum and natural gas rights from Triwest Exploration Inc. for a purchase price of $41,510 each.

On 10 May 2011, the Company entered into an asset exchange agreement with Canadian Natural Resources to acquire a 50% working interest in petroleum and natural gas rights, including one standing case well, on 240 acres located in the Landrose area of Saskatchewan in exchange for its 50% working interest in 320 acres of undeveloped land located in the Golden Lake area of Saskatchewan. The aggregate value of the assets exchanged was $50,000.

Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

On 18 November 2011, the Company entered into a sub-participation agreement with Arctic Hunter. Under the agreement, Arctic Hunter had agreed to participate with the Company in the drilling of one test well.  Arctic Hunter was to pay 50% of the Company’s share of the cost to drill, complete and equip or abandon the test wells to earn a 25% working interest (being 50% of the Company’s pre-participation 50% working interest) in the well. Arctic Hunter had no option to drill post-earning wells under the sub-participation agreement.  Western Plains was the operator of the test wells.

On 8 April 2013, the Company entered into an agreement with Petrocapita Oil and Gas L.P. (“Petrocapita”) of Calgary, Alberta for the sale of its petroleum and natural gas properties in Alberta and Saskatchewan for total consideration of $1,875,000 payable in cash at closing (Note 17).

The sale to Petrocapita was completed on 23 April 2013 for the agreed purchase price of $1,875,000.  The effective date of this transaction was 1 March 2013.  A gain of $1,098,679 was recognized on this sale (Note 17).

As part of the transaction, the Company terminated its sub-participation agreements with Arctic Hunter in respect of three wells located in Landrose, Saskatchewan (the “Lands”).  The Company and Arctic Hunter entered into a termination agreement pursuant to which Arctic Hunter relinquished to the Company its interest in the Lands and the Company agreed to pay $102,000 to Arctic Hunter as consideration (Notes 16 and 17).

Depletion and depreciation

No general and administrative expenses were capitalized for the year ended 30 November 2013. Future development costs of $Nil (2012 - $Nil) were included in the depletion calculation.

Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

Impairment test

The Company performed the impairment test at 1 March 2013, the date the petroleum and natural gas assets were classified as held-for-sale, resulting in the recoverable amount of petroleum and natural gas assets exceeding the net book value of petroleum and natural gas assets.  Impairment of petroleum and natural gas assets in the amount of $Nil (2012 - $1,124,347) was recognized during the year ended 30 November 2013 (Note 19).

Prices used in the evaluation of the carrying value of the Company’s reserves for the purpose of the impairment test were:

Year	Heavy Crude Oil ($Cdn/BBL)

2013	60.92
2014	68.36
2015	71.10
2016	73.02
2017	73.02
2018	73.02
2019	73.81
2020	75.32
2021	76.87
2022	78.44

Percentage increase each year thereafter	2.0%

7.

TRADE AND OTHER PAYABLES

The Company’s trade and other payables are broken down as follows:

	As at 28 February 2014 $	As at 30 November 2013 $

Trade payables	5,343	25,313
Accrued liabilities	1,075,116	1,090,217

Total trade and other payables	1,080,459	1,115,530

Included in the cost of trade and other payables as at 28 February 2014 is a general provision of $1,065,717 related to potential amendments associated with the Company’s flow-through transactions (Notes 19 and 21).

Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

Included in trade and other payables at 28 February 2014 is $Nil (30 November 2013 - $20,000) payable to the former VP of Corporate Development of the Company. The amount was unsecured, non-interest bearing and was paid in January 2014 (Note 16.2).

8.

DECOMMISSIONING LIABILITIES

The total decommissioning liabilities was estimated by management based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  The decommissioning liabilities were sold on 1 March 2013, the effective date of the sale of the Company’s heavy oil assets to Petrocapita.

The total undiscounted abandonment and restoration cost obligation at 28 February 2014 and 30 November 2013 is $Nil.

An accretion expense component of $5,488 has been charged to operations, included in finance costs, to reflect an increase in the carrying amount of the decommissioning liabilities for the year ended 30 November 2013.

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of petroleum and natural gas properties:

	As at 28 February 2014 $	As at 30 November 2013 $

Balance, beginning of year	-	602,889
Revisions to future reclamation and abandonment costs	-	(33,219)
Accretion	-	5,488
Liabilities transferred on dispositions	-	(575,158)

Decommissioning liabilities, ending	-	-

Page | 12

Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

9.

SHARE CAPITAL

11.1

Authorized share capital

The Company has authorized an unlimited number of voting common shares with no par value.  Authorized share capital also consists of an unlimited number of preferred shares with no par value, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares. At 28 February 2014, the Company had 21,655,979 common shares outstanding (30 November 2013 - 21,788,979) and no preferred shares outstanding (30 November 2013 - Nil).

On 11 March 2010, the Company consolidated its share capital based on a one new common share without par value for every five existing common shares without par value basis.  All common shares and per share amounts have been restated to give retroactive effect to the share consolidation.

11.2

Shares issuances and repurchases

During the three month period ended 28 February 2014, no options (30 November 2013 – 675,000) were exercised for proceeds of $Nil (30 November 2013 - $133,875) (Note 11.6).

In addition, 133,000 (30 November 2013 – 290,000) shares were repurchased at a cost of $22,525 (30 November 2013 - $47,554) and were returned to capital pursuant to the Normal Course Issuer Bid (the “Bid”) (Note 11.3).

11.3

Normal Course Issuer Bid

On 1 May 2013, the Company received approval from the TSX Venture Exchange (the “Exchange”) for the Bid.  Pursuant to the Bid, the Company may purchase for cancellation, from time to time, as it considers advisable, up to 1,800,000 of its issued and outstanding common shares.  The price which the Company will pay for any shares purchased will be the prevailing market price of such common shares on the Exchange at the time of such purchase.  The Bid commenced on 3 May 2013 and will terminate on 3 May 2014, or such earlier time as the Bid is completed or at the option of the Company.  Jordan Capital Markets of Vancouver, British Columbia will conduct the Bid on behalf of the Company. During the three month period ended 28 February 2014, the Company purchased 133,000 (30 November 2013 – 290,000) common shares at a total cost of $22,525 (30 November 2013 - $47,554) (Note 10.2).  The difference between the share repurchase price and the original share issuance of $273,807 (30 November 2013 - $597,017) has been included in equity. As at 28 February 2014, 133,000 (30 November 2013 – 290,000) common shares have been returned to treasury and have been cancelled.

Page | 13

Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

11.4

Special cash distribution

On 12 June 2013, the Company received approval at its annual and special general meeting for a special cash distribution to its shareholders derived from the proceeds received from the sale of the Company’s interest in its various heavy oil assets by way of a reduction of stated capital of the Company (the “Special Distribution”). The Special Distribution of $0.08 per common share was paid on 5 July 2013, to holders of record of 22,009,474 common shares on 26 June 2013 in the aggregate amount of $1,760,758.

11.5

Share purchase warrants

There were no share purchase warrants for the periods ended 28 February 2014 and 30 November 2013.

11.6

Stock options

The Company grants share options in accordance with the policies of the Exchange.  Under the general guidelines of the Exchange, the Company may reserve up to 20% of its issued and outstanding shares for its employees, directors or consultants to purchase shares of the Company.  The exercise price for options granted under the plan will not be less than the market price of the common shares less applicable discounts permitted by the Exchange and options will be exercisable for a term of up to five years, subject to earlier termination in the event of death or the cessation of services.

The following is a summary of the changes in the Company’s stock option plan for the year ended 30 November 2013 and the three month period ended 28 February 2014:

Year ended 30 November	Three month period ended 28 February 2014		Year ended 30 November 2013
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $

Outstanding, beginning of year	1,845,000	0.27	2,025,000	0.36
Granted	-	-	1,025,000	0.20
Exercised (Note 11.2)	-	-	(675,000)	0.20
Expired	(50,000)	0.25	(450,000)	0.48
Cancelled	-	-	(80,000)	1.00

Outstanding, end of period	1,795,000	0.27	1,845,000	0.27

Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

On 18 July 2013, the Company granted 1,025,000 options to directors and officers, exercisable at $0.20 per share until 18 July 2016. 512,500 options vested on 18 July 2013 and 512,500 options vested on 18 January 2014.  The weighted average fair value of the options granted and vested during the year ended 30 November 2013 was estimated at $0.065 (2012 - $0.10) per option at the grant date using the Black-Scholes Option Pricing Model.   The weighted average assumptions used for the calculation were:

Year ended 30 November	2013	2012

Risk free interest rate	1.19%	1.11%
Expected life	3.00 years	2.92 years
Expected volatility	77.17%	79.02%
Expected dividend per share	-%	-%

During the year ended 30 November 2013, the Company amended the expiry date for 100,000 stock options previously granted from 12 October 2015 to 12 June 2014, and amended the expiry date for 75,000 stock options previously granted from 9 January 2015 to 12 June 2014.  The incremental fair value related to the modifications resulted in a decrease of $3,249. The decrease in fair value did not have an impact on the condensed financial statements.

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options modified during the year:

Year ended 30 November	2013	2012

Risk free interest rate	1.18%	-
Expected life	0.84 years	-
Expected volatility	85.26%	-
Expected dividend per share	-%	-

The following table summarizes information regarding stock options outstanding and exercisable as at 28 February 2014:

Grant date	Expiry date	Number of options outstanding	Number of options exercisable	Exercise price $	Remaining contractual life (years)
3 July 2009	2 July 2014	170,000	170,000	1.00	0.34
9 January 2012	12 June 2014	75,000	75,000	0.21	0.28
9 January 2012	9 January 2015	150,000	150,000	0.21	0.86
10 July 2012	10 July 2015	75,000	75,000	0.165	1.36
12 October 2012	12 June 2014	100,000	100,000	0.20	0.28
12 October 2012	12 October 2015	200,000	200,000	0.20	1.62
18 July 2013	18 July 2016	1,025,000	1,025,000	0.20	2.38
Total options
		1,795,000	1,795,000

Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

11.7

Shareholder rights plan

Effective 10 October 2008, the Board of Directors has approved and adopted a shareholder rights plan (the “Rights Plan”) subject to shareholder and regulatory approval which was received on 3 February 2009.  The Rights Plan extends the minimum expiry period for a takeover bid to 60 days and requires a bid to remain open for an additional 10 business days after an offeror publicly announces it has received tenders for more than 50% of the Company’s voting shares.  The principle purpose of the Rights Plan is to ensure that all shareholders will be treated equally and fairly in the event of a bid for control of the Company through an acquisition of its common shares.  It is designed to provide the Company shareholders with sufficient time to properly consider a takeover bid without undue time constraints.  In addition, it will provide the board with additional time for review and consideration of unsolicited takeover bids, and if necessary, for the consideration of alternatives.

10.

SHARE-BASED PAYMENTS

Share-based payments for the following options granted by the Company will be amortized over the vesting period, of which $8,763 was recognized in the three month period ended 28 February 2014 (2013 - $Nil) (Notes 16 and 18):

Grant date	Fair value $	Amount vested as at 28 February 2014 $	Amount vested as at 28 February 2013 $

18 July 2013	66,523	8,763	-

Total	66,523	8,763	-

Page | 14

Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

11.

EARNINGS (LOSS) PER SHARE

The calculation of basic and diluted earnings (loss) per share is based on the following data:

Three month period ended 28 February	2014	2013

Net earnings (loss) for the period from continuing operations	$ 385,554	$ (49,612)
Net earnings (loss) for the period from discontinued operations (Note 17)	$ -	$ (139,933)

Net comprehensive earnings (loss) for the period	$ 385,554	$ (189,545)
Weighted average number of shares – basic and diluted	21,655,979	21,403,979

The basic earnings (loss) per share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding during the year.  The diluted earnings (loss) per share reflects the potential dilution of common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive.  All of the stock options were anti-dilutive for the periods ended 28 February 2014 and 28 February 2013.

Page | 15

Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

12.

CAPITAL RISK MANAGEMENT

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital, contributed surplus and deficit.  The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  There were no changes in the Company’s approach to capital management during the three month period ended 28 February 2014.  The Company is not subject to externally imposed capital requirements.

13.

FINANCIAL INSTRUMENTS

15.1

Categories of financial instruments

	As at 28 February 2014 $	As at 30 November 2013 $
FINANCIAL ASSETS

FVTPL, at fair value
Cash and cash equivalents	6,037,208	6,700,938
Short term investments - warrants	258,408	-

Loans and receivables, at amortized cost
Trade and other receivables	18,785	327

Available-for-sale, at fair value
Short term investments - shares	715,000	-

Total financial assets	7,029,401	6,701,265

FINANCIAL LIABILITIES

Other liabilities, at amortized cost
Trade payables	5,343	25,313

Total financial liabilities	5,343	25,313

Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

15.2

Fair value

The fair value of financial assets and financial liabilities at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions.  The Company considers that the carrying amount of all its financial assets and financial liabilities recognized at amortized cost in the financial statements approximates their fair value due to the demand nature or short term maturity of these instruments.

The following table provides an analysis of the Company’s financial instruments that are measured subsequent to initial recognition at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

• Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
• Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

•

Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data. As at 28 February 2014, the Company does not have any Level 3 financial instruments.

As at 28 February 2014	Level 1 $	Level 2 $	Total $

Financial assets at fair value
Cash and cash equivalents	6,037,208	-	6,037,208
Short term investments - Shares	715,000	-	715,000
Short term investments - Warrants	-	258,408	258,408

Total financial assets at fair value	6,752,208	258,408	7,010,616

As at 30 November 2013	Level 1 $	Level 2 $	Total $

Financial assets at fair value
Cash and cash equivalents	6,700,938	-	6,700,938
Short term investments - Shares	-	-	-
Short term investments - Warrants	-	-	-

Total financial assets at fair value	6,700,938	-	6,700,938

There were no transfers between Level 1 and 2 in the three month period ended 28 February 2014.

Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

15.3

Management of financial risks

The financial risk arising from the Company’s operations are credit risk, liquidity risk, interest rate risk, currency risk and commodity price risk.  These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern.  The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below.  Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and trade receivables.  The Company manages its credit risk relating to cash and cash equivalents by dealing only with highly-rated Canadian financial institutions.  As at 28 February 2014, trade receivables were comprised of GST receivable of $4,388 (30 November 2013 - $3,186), trade receivable of $Nil (30 November 2013 - $327) and interest receivable of $18,785 (30 November 2013 - $Nil). As a result, credit risk is considered insignificant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuously monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.  As the Company’s financial instruments are substantially comprised of cash and cash equivalents, liquidity risk is considered insignificant.

Interest rate risk

The Company’s interest rate risk is primarily related to the Company’s cash and cash equivalents for which amounts were invested at interest rates in effect at the time of investment.  Changes in market interest rates affect the fair market value of the cash and cash equivalents.  However, as these investments come to maturity within a short period of time, the impact would likely not be significant.

A 1% change in short-term rates would have changed the interest income and net earnings of the Company, assuming that all other variables remained constant, by approximately $15,000 for the three month period ended 28 February 2014.

Page | 16

Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

Currency risk

The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency.  Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars (Note 3).  The Company monitors and forecasts the values of net foreign currency cash flow and financial position exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.  The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Commodity price risk

The Company is in the exploration stage and is not subject to commodity price risk.

1.

RELATED PARTY TRANSACTIONS

For the three month period ended 28 February 2014 and 28 February 2013, the Company had related party transactions with Arctic Hunter, a company related by way of officers and directors in common for rent recovery and purchase of certain of its petroleum and natural gas properties (Note 8).

16.1

Related party expenses

The Company’s related party expenses (recovery) are broken down as follows:

Three month period ended 28 February	2014 $	2013 $

Rent recovery	-	(1,500)

Total related party expenses (recovery)	-	(1,500)

Page | 17

Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

16.2

Due to related parties

The liabilities of the Company include the following amounts due to related parties:

	As at 28 February 2014 $	As at 30 November 2013 $

Former VP of Corporate Development	-	20,000

Total amount due to related parties (Note 9)	-	20,000

The amount due to related parties was unsecured, non-interest bearing and was paid in January 2014.

16.3

Key management personnel compensation

The remuneration of directors and other members of key management were as follows:

Three month period ended 28 February	2014 $	2013 $

Short-term benefits	54,000	81,500
Share-based payments (Notes 12 and 18)	8,763	-

Total key management personnel compensation	62,763	81,500

16.4

Other related party transactions

During the year ended 30 November 2013, the Company terminated its sub-participation agreements with Arctic Hunter as part of the sale to Petrocapita. Pursuant to the termination of the sub-participation agreements, Arctic Hunter relinquished to the Company its interest in three wells and the Company purchased the interest for $102,000 (Notes 8 and 17).

During the three month period ended 28 February 2014, the Company  entered into an agreement with TerraX Minerals Inc. (“TerraX”), a company with a director and officer in common, pursuant to which the Company can earn up to a 60% interest in TerraX’s wholly-owned Central Canada gold project (the “Central Canada Gold Property”) in Ontario (the “Option”) and subscribed for 1,300,000 units of TerraX (the “Units”) at $0.45 per Unit for gross proceeds of $585,000 (the “Private Placement”).  Each Unit consists of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder to purchase an additional common share at an exercise price of $0.57 per common share exercisable until 28 February 2016. No finder’s fees were payable in connection with the private placementg in a gain of $Nil (2012 - $8,000) (Note 8).

Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

2.

DISCONTINUED OPERATIONS

On 8 April 2013, the Company entered into an agreement with Petrocapita of Calgary, Alberta for the sale of its petroleum and natural gas properties in Alberta and Saskatchewan for total consideration of $1,875,000 payable in cash at closing. Per the agreement, Petrocapita agreed to assume all of the related abandonment and reclamation obligations pertaining to the oil assets purchased which would otherwise be the responsibility of the Company (Note 8).

The sale to Petrocapita was completed on 23 April 2013 for the agreed purchase price of $1,875,000.  The effective date of this transaction was 1 March 2013.  A gain of $1,098,679 was recognized on this sale (Note 8).

As part of the transaction, the Company terminated its sub-participation agreements with Arctic Hunter in respect of the Lands.  The Company and Arctic Hunter entered into a termination agreement pursuant to which Arctic Hunter relinquished to the Company its interest in the Lands and the Company agreed to pay $102,000 to Arctic Hunter as consideration (Notes 8 and 16).

Assets and liabilities related to this disposition had been classified as held for sale as at 1 March 2013, and revenues and expenses associated with these operations were presented as discontinued operations.

The results of discontinued operations are set out below. The comparative net loss and cash flows from discontinued operations have been revised to include those operations classified as discontinued in the current year.

Three month period ended 28 February	2014 $	2013 $

Petroleum revenue	-	267,535
Petroleum royalties	-	(48,723)
Petroleum production and transportation	-	(190,028)
Depletion and depreciation (Note 8)	-	(162,688)
Finance costs (Note 10)	-	(6,538)

Net loss for the period	-	(140,442)

Gain on disposition of assets held for sale	-	-

Net earnings (loss) from discontinued operations	-	(140,442)

Page | 18

Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

Three month period ended 28 February	2014 $	2013 $

Net cash inflows from operating activities	-	132,908
Net cash inflows (outflows) from investing activities	-	(18,658)

Net cash inflows (outflows) from discontinued operations	-	114,250

3.

 GENERAL AND ADMINISTRATIVE EXPENSES

Three month period ended 28 February	2014 $	2013 $

Advertising and promotion	1,849	-
Depreciation (Note 8)	269	1,812
Bank charges and interest	887	247
Directors fees (Note 16)	9,000	12,000
Filing fees	7,654	1,354
Legal and accounting (Note 16)	19,330	26,172
Management fees (Note 16)	30,000	30,000
Meals and entertainment	80	3,127
Office and miscellaneous	8,267	7,956
Rent and utilities	1,792	13,455
Salaries and benefits (Note 16)	-	24,647
Share-based payments (Notes 12 and 16)	8,763	-
Telephone and internet	498	1,467
Travel	2,256	6,989

Total	90,645	129,226

4.

SUPPLEMENTAL CASH FLOW INFORMATION

The Company has recorded a general provision of $1,065,717 related to prior flow-through transactions. However, there is no certainty that additional amounts related to the Company’s prior flow-through transactions may not be assessed or deemed payable (Notes 9 and 21).

Page | 19

Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

19.1

Cash payments for interest and taxes

The Company made cash payments for interest of $Nil (2013 - $Nil) and income taxes of $Nil (2013 - $Nil) during the three month period ended 28 February 2014.

5.

SEGMENTED INFORMATION

The Company’s business activity is acquiring and exploring mineral and petroleum and natural gas properties. At 28 February 2014, the Company operates in two geographical areas, being British Columbia and the Northwest Territories. Discontinued operations consist of operations related to petroleum and natural gas properties in Alberta/Saskatchewan (Note 17).  The following is an analysis of the revenues, net loss, current assets and non-current assets by reportable segment:

	British Columbia	Northwest Territories	Ontario	Discontinued Operations	Total

Petroleum revenue, net of royalties
For the period ended 28 February 2014	-	-	-	-	-
For the period ended 28 February 2013	-	-	-	218,812	218,812

Net comprehensive earnings (loss)
For the period ended 28 February 2014	385,554	-	-	-	385,554
For the period ended 28 February 2013	(55,641)	-	-	(133,904)	(189,545)

Current assets
As at 28 February 2014	7,038,620	-	-	-	7,038,620
As at 30 November 2013	6,716,379	-	-	-	6,716,379

Exploration and evaluation properties
As at 28 February 2014	-	21,989	10,000	-	31,989
As at 30 November 2013	-	17,240	-	-	17,240

Property, plant and equipment
As at 28 February 2014	4,941	-	-	-	4,941
As at 30 November 2013	5,210	-	-	-	5,210

6.

COMMITMENTS AND OTHER OBLIGATIONS

The Company has certain obligations related to the amendments of its flow-through filings (Note 9).

The Company has recorded a general provision of $1,065,717 related to prior flow-through transactions. However, there is no certainty that additional amounts related to the Company’s prior flow-through transactions will not be assessed or deemed payable (Notes 9 and 19).

Page | 20

Alberta Star Development Corp.

Notes to the Financial Statements

28 February 2014

(Expressed in Canadian dollars)

7.

EVENTS AFTER THE REPORTING PERIOD

The following events occurred subsequent to 28 February 2014:

i.

For the period from 1 March 2014 to 28 April 2014, the Company repurchased 44,500 shares of the Company, which have not yet been cancelled (Note 11.3).

Page | 21

Management’s Discussion and Analysis
For the Three Month Period Ended February 28, 2014

Contact Information

ALBERTA STAR DEVELOPMENT CORP.

2300 – 1066 West Hastings Street
Vancouver, British Columbia
V6E 3X2

Telephone: (604) 689-1749
Facsimile: (604) 648-8665
Contact Name: Stuart Rogers, CEO

ALBERTA STAR DEVELOPMENT CORP.

Management’s Discussion and Analysis

For the Three Month Period Ended February 28, 2014

This management’s discussion and analysis (“MD&A”) of Alberta Star Development Corp. (the “Company”), dated April 28, 2014 should be read in conjunction with the accompanying unaudited condensed interim financial statements and notes for the three month period ended February 28, 2014 and the audited financial statements of the Company for the year ended November 30, 2013.  The Company’s interim and annual financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).   Except as noted, all financial amounts are expressed in Canadian dollars. Additional information relating to the Company is available on SEDAR and may be accessed at www.sedar.com.

NON-IFRS MEASURES

The Company’s management uses and reports certain measures not prescribed by IFRS (referred to as “non-IFRS measures”) in the evaluation of operating and financial performance.  Operating netback, which is calculated as average unit sales prices less royalties and operating expenses, and corporate netback, which further deducts administrative and interest expense, represent net cash margin calculations for every barrel of oil equivalent sold.  Net debt, which is current assets less current and other financial liabilities (e.g. note payable), is used to assess efficiency and financial strength.  Operating netback, corporate netback and net debt do not have any standardized meanings prescribed by IFRS and therefore may not be comparable with the calculation of a similar measure for other companies.  The Company uses these terms as an indicator of financial performance because such terms are often utilized by investors to evaluate junior producers in the oil and natural gas sector.

FORWARD-LOOKING INFORMATION

This document contains certain statements that may be deemed “forward-looking statements”. All statements in this document, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. In particular, the forward-looking statements in this MD&A include: (i) under the heading “Overview and Overall Performance” and “Outlook” statements relating to increasing and maximizing future production and expansion by the Company into the oil and natural gas sector through the development of the Company’s existing assets and the acquisition of additional oil and natural gas properties; (ii) under the heading “Outlook” statements relating to the Company’s capital expenditure plans for 2014; (iii) under the heading “Outlook” statements relating to licensing approval and the ability to obtain drilling rigs in order to complete the Company’s exploration program; and (iv) under the heading “Liquidity and Capital Resources” the statement that the Company believes it has sufficient funds to fund its currently planned exploration and administrative budget through the balance of fiscal 2014. Further, information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Forward-looking statements involve numerous risks and uncertainties. Estimates and forward-looking statements are based on assumptions of future events and actual results may vary from these estimates The foregoing forward-looking statements are based on assumptions including that the Company will be able to identify potential assets for acquisition on terms that are satisfactory to the Company; that the execution of the Company’s capital expenditure plans will remain in the best interests of the Company; that the Company will obtain all required regulatory approvals; and that the company will be able to source the required services (including drilling rigs) to execute its capital expenditure plans.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions and other factors discussed under the heading “Risks and Uncertainties”. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

The forward-looking statements contained in this MD&A are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or in any other documents filed with Canadian securities regulatory authorities whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. The forward-looking statements are expressly qualified by this cautionary statement.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Alberta Star Development Corp. (the “Company”) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver, uranium and base metals, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, aboriginal and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in the Company’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

OVERVIEW AND OVERALL PERFORMANCE

The Company is a Canadian resource exploration and development company that identified, acquired and financed mineral exploration in the Northwest Territories and petroleum and natural gas properties in Western Canada.  In August 2010, the Company made two heavy oil acquisitions in Lloydminster, Alberta and Saskatchewan to diversify into the oil resource sector with the acquisition of revenue producing resource assets which it felt complimented its existing mineral exploration properties.

On April 8, 2013, the Company entered into an agreement with Petrocapita Oil and Gas L.P. (“Petrocapita”) of Calgary, Alberta for the sale of its petroleum and natural gas properties in Alberta and Saskatchewan for cash consideration of $1,875,000. The sale to Petrocapita was completed on April 23, 2013 for total net cash consideration of $1,900,513 after taking into account initial industry standard adjustments to the agreed purchase price of $1,875,000.  The effective date of this transaction was March 1, 2013.  The Company decided to sell its petroleum and natural gas assets because of a continued decline in netbacks for heavy oil in Western Canada.

On May 1, 2013, the Company received approval from the TSX Venture Exchange (the “Exchange”) for its normal course issuer bid (the “Bid”). Pursuant to the Bid, the Company may purchase for cancellation, from time to time, as it considers advisable, up to 1,800,000 of its issued and outstanding common shares, being approximately 8.4% of the Company’s currently outstanding common shares and approximately 9.5% of the Company’s Public Float (as that term is defined in the policies of the Exchange). The price which the Company will pay for any shares purchased by it will be the prevailing market price of such common shares on the Exchange at the time of such purchase. The Bid commenced on May 3, 2013 and will terminate on May 3, 2014, or such earlier time as the Bid is completed or at the option of the Company. Jordan Capital Markets Inc. of Vancouver, British Columbia will conduct the Bid on behalf of the Company.  As at November 30, 2013, the Company purchased 290,000 shares at a cost of $47,554 which were returned to treasury.  From December 1, 2013 to April 28, 2014, the Company purchased 177,500 shares at a cost of $31,870.

On February 28, 2014, the Company entered into an agreement with TerraX Minerals Inc. (“TerraX”), a company with a director and officer in common, pursuant to which the Company can earn up to a 60% interest in TerraX’s wholly-owned Central Canada gold project (the “Central Canada Gold Property”) in Ontario (the “Option”) and subscribed for 1,300,000 units of TerraX (the “Units”) at $0.45 per Unit for gross proceeds of $585,000 (the “Private Placement”).  Each Unit consists of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder to purchase an additional common share at an exercise price of $0.57 per common share exercisable until February 28, 2016.

In order to exercise the Option, the Company must make cash payments to TerraX totaling $85,000 over a three year period, with $10,000 due upon execution of a definitive option agreement (the “Option Agreement”), $25,000 due on the second anniversary of the execution of the Option Agreement (the “Anniversary Date”) and a further $50,000 due on the third Anniversary Date. The Company must also incur an aggregate of $500,000 in exploration expenditures over a three year period, with $100,000 due on the first Anniversary Date, $150,000 due on the second Anniversary Date and a further $250,000 due on the third Anniversary Date. The Company will also be responsible for payment of the annual pre-production royalty of $10,000 to the original vendors of the Central Canada Property due annually in December beginning with the next payment due on December 11, 2014.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “ASX”, on the OTCBB under the symbol “ASXSF” and on the Frankfurt Exchange under the symbol “QLD”.

OUTLOOK

As at February 28, 2014, the Company had working capital of $5,958,161 inclusive of $6,037,208 of cash and cash equivalents.  As of April 28, 2014, the Company has approximately $5,975,000 in cash and cash equivalents and $780,000 in short term investments.

Management believes the Company’s financial position remains strong and is sufficient to cover planned exploration expenditures, additional property acquisitions and administration costs for at least a twelve month period.

All the fiscal quarters below have been prepared using IFRS.

FINANCIAL AND OPERATING SUMMARY

TABLE A - OPERATIONS BY QUARTER (March 1, 2012 to February 28, 2014)

All production is conventional heavy oil
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Production and per share	2014	2013	2013	2013	2013	2012	2012	2012
Production - total barrels	-	-	-	-	6,560	7,617	9,848	11,445
Production - bbls/ day	-	-	-	-	73	84	107	124
Heavy oil revenue	-	-	-	-	267,535	515,190	574,153	687,383
Royalty income	-	-	-	-	-	-	22	804
Royalties	-	-	-	(3,409)	(48,723)	(93,283)	(118,548)	(153,780)
Production & transportation	-	-	-	27,460	(190,028)	(237,868)	(233,394)	(336,981)
Operating net back	-	-	-	24,051	28,784	184,039	222,233	197,426
General and administrative	(90,645)	56,931	(171,612)	(230,785)	(129,226)	(246,537)	(483,287)	(216,690)
Corporate net back	(90,645)	56,931	(171,612)	(206,734)	(100,442)	(62,498)	(261,054)	(19,264)
Depletion, accretion & amortization	-	-	-	-	(169,226)	(315,926)	(459,785)	(527,139)
Write-downs	-	(23,833)	-	-	-	(1,320,579)	(450)	(835)
Gain on short term investments	388,408	-	-	-	-	-	-	-
Other (expenses) revenue	87,791	68,802	46,919	1,098,679	73,585	29,427	(61,664)	85,801
Earnings (loss) for the period	385,554	101,900	(124,693)	891,945	(196,083)	(1,669,576)	(782,953)	(461,437)
Basic and diluted income (loss) per share	0.018	0.005	(0.006)	0.042	(0.009)	(0.078)	(0.037)	(0.022)
Royalties as % of petroleum revenue	-	-	-	-	18	18	21	22

Per bbl analysis	Per bbl	Per bbl	Per bbl	Per bbl	Per bbl	Per bbl	Per bbl	Per bbl
Heavy oil revenue	-	-	-	-	40.78	67.64	58.30	60.06
Royalty income	-	-	-	-	-	-	-	0.07
Royalties	-	-	-	-	(7.42)	(12.25)	(12.04)	(13.44)
Production and transportation	-	-	-	-	(28.96)	(31.23)	(23.71)	(29.44)
Operating net back	-	-	-	-	4.40	24.16	22.55	17.25
General and administrative	-	-	-	-	(19.69)	(32.37)	(49.09)	(18.93)
Corporate net back	-	-	-	-	(15.29)	(8.21)	(26.54)	(1.68)
Depletion, accretion & amortization	-	-	-	-	(25.80)	(41.48)	(46.71)	(46.06)
Write-downs	-	-	-	-	-	(173.37)	(0.05)	(0.07)
Other (expenses) revenue	-	-	-	-	11.21	3.86	(6.26)	7.50
Earnings (loss) for the period	-	-	-	-	(29.88)	(219.20)	(79.56)	(40.31)

Funds (invested in) petroleum and mineral properties	-	-	-	(17,240)	(104,652)	(3,664)	(41,177)	(263,042)

FINANCIAL AND OPERATING SUMMARY

TABLE C – BALANCE SHEET

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2014	2013	2013	2013	2013	2012	2012	2012
Net cash	6,037,208	6,700,938	6,872,903	8,672,315	7,039,093	6,997,109	6,950,171	7,428,567
Total assets	7,075,550	6,738,829	6,984,905	8,767,755	8,430,333	8,638,833	10,192,055	10,990,054
Total liabilities	1,080,459	1,115,530	1,430,369	1,455,025	2,052,971	2,071,926	2,030,149	2,059,805
Shareholders’ equity	5,995,091	5,623,299	5,554,536	7,312,730	6,377,362	6,566,907	8,161,906	8,930,249
SHARES
Basic outstanding	21,655,979	21,788,979	21,788,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979
Weighted average	21,655,979	21,788,979	21,788,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979

MINERAL EXPLORATION PROPERTIES

The Company’s mineral exploration property assets consist of:

The Eldorado & Contact Lake IOCG & Uranium Properties:

The Company’s property interests consist of 32,599.10 hectares (“ha”), situated in the Eldorado/Port Radium/Contact Lake area, McKenzie Mining District, NT.  The Company is the first mineral exploration company in 75 years to successfully stake and control this large contiguous land package in the Northwest Territories.

1.

Contact Lake Mineral Claims – Contact Lake, and North Contact Lake Mineral Claims – Great Bear Lake, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five (5) mineral claims, totalling 1,801.82 ha located eight kilometres (“km”) southeast of Port Radium on Great Bear Lake, NT for cash payments of $60,000 (paid) and 60,000 common shares (issued and valued at $72,000) of the Company.    The Company may purchase the NSR for a one-time payment of $1,000,000.  The Company completed additional staking in the area in order to increase the project size to sixteen (16) contiguous claims, totalling 10,563.78 ha.  Collectively the properties are known as the Contact Lake Mineral Claims.

Expenditures related to the Contact Lake Mineral Claims for the three month period ended February 28, 2014 consist of claim maintenance and permitting of $4,749 (2013 - $7,132).  These costs are initially capitalized and tested for impairment.

During the year ended November 30, 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven (11) mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 50,000 common shares of the Company valued at $182,500.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km north of Yellowknife, NT, totalling 6,305.51 ha.

There were no expenditures related to the North Contact Lake Mineral Claims for the three month period ended February 28, 2014 and February 28, 2013.

2.

Port Radium – Glacier Lake Mineral Claims, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR in four (4) mineral claims, totalling 2,520.78 ha (the “Glacier Lake Mineral Claims”) located 1.6 km east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 72,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

The property contains a fully operational all-season airstrip situated at Glacier Lake.  The Echo Bay claim (produced 23,779,178 ounces of silver) and the Port Radium – Eldorado claim (produced 15 million pounds of uranium and 8 million ounces of silver).  The Port Radium uranium belt was formerly one of Canada’s principal producers of uranium during the 1930s and 1940s.

Expenditures related to the Glacier Lake Mineral Claims for the three month period ended February 28, 2014 consist of claim maintenance and permitting of $Nil (2013 - $Nil).  These costs are initially capitalized and tested for impairment.

3.

Central Canada Gold Property – Ontario

On February 28, 2014, the Company entered into an agreement with TerraX Minerals Inc. (“TerraX”), a company with a director and officer in common, pursuant to which the Company can earn up to a 60% interest in TerraX’s wholly-owned Central Canada gold project (the “Central Canada Gold Property”) in Ontario (the “Option”) and subscribed for 1,300,000 units of TerraX (the “Units”) at $0.45 per Unit for gross proceeds of $585,000 (the “Private Placement”).  Each Unit consists of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder to purchase an additional common share at an exercise price of $0.57 per common share exercisable until February 28, 2016.

In order to exercise the Option, the Company must make cash payments to TerraX totaling $85,000 over a three year period, with $10,000 (paid on February 28, 2014) due upon execution of a definitive option agreement (the “Option Agreement”), $25,000 due on the second anniversary of the execution of the Option Agreement (the “Anniversary Date”) and a further $50,000 due on the third Anniversary Date. The Company must also incur an aggregate of $500,000 in exploration expenditures over a three year period, with $100,000 due on the first Anniversary Date, $150,000 due on the second Anniversary Date and a further $250,000 due on the third Anniversary Date. The Company will also be responsible for payment of the annual pre-production royalty of $10,000 to the original vendors of the Central Canada Property due annually in December beginning with the next payment due on December 11, 2014.

RESULTS OF OPERATIONS – THREE MONTH PERIOD ENDED FEBRUARY 28, 2014

The Company’s net and comprehensive earnings for the three month period ended February 28, 2014 were $385,554 or $0.018 per share compared to a net and comprehensive loss of $196,083 or $0.009 loss per share for the three month period ended February 28, 2013.

Included in the net and comprehensive earnings for the three month period ended February 28, 2014 is a gain of $388,408 on short term investments based on the value of 1,300,000 shares of TerraX Minerals Inc.

The Company sold all its heavy oil operations to Petrocapita effective March 1, 2013 for total net cash consideration of $1,900,513 after taking into account initial industry standard adjustments to the agreed purchase price of $1,875,000.  This resulted in no earnings from discontinued operations during the three month period ended February 28, 2014 as compared to a net loss from discontinued operations of $140,442 in the prior year.

The Continuing Operation earnings increased $441,195 to $385,554 for the three month period ended February 28, 2014 from a loss of $55,641 for the three month period ended February 28, 2013 mainly due to a gain of $388,408 on short term investments.

The other significant changes in Continuing Operations during the current fiscal period compared to the same period a year prior are as follows:

Advertising and promotion expenses were $1,849 during the three month period ended February 28, 2014 compared to $Nil incurred during the same period a year prior.  The increase in advertising and promotion is primarily attributable to expenditures on news release dissemination fees.

Director fees decreased $3,000 to $9,000 for the three month period ended February 28, 2014 from $12,000 for the three month period ended February 28, 2013.  The decrease in director fees was due to one director assuming the role of Chairman and this cost is included under management fees.

Legal and accounting fees decreased $6,842 to $19,330 for the three month period ended February 28, 2014, from $26,172 for the three month period ended February 28, 2013.  The decrease in legal and accounting fees from the previous year was mainly due to a reduction in legal fees paid to the Company’s legal counsels in Alberta, British Columbia and the Northwest Territories and other general corporate matters.

Management fees stayed the same at $30,000 for the three month period ended February 28, 2014 as compared to $30,000 for the three month period ended February 28, 2013.  These fees included the CEO  and Chairman billing their services under management fees.

Office rent was reduced $11,663 to $1,792 for the three month period ended February 28, 2014 from $13,455 for the three month period ended February 28, 2013.   Effective September 1, 2013, the Company moved its office from #506 – 675 West Hastings Street, Vancouver to #2300 – 1066 West Hastings Street, Vancouver for an estimated monthly savings of $2,500.

Salaries and benefits for the three month period ended February 28, 2014 were reduced to $Nil as compared to $24,647 for the three month period ended February 28, 2013 when the former Vice President of Corporate Development was  on salary.

Stock-based compensation expense totalling $8,763, a non-cash item, was incurred during the three month period ended February 28, 2014 on the granting of 1,025,000 stock options of which 512,500 stock options vested during the period as compared to $Nil for the three month period ended February 28, 2013.

Interest income decreased slightly  by $127 to $19,522 for the three month period ended February 28, 2014 compared to $19,649 during the same period a year prior as similar interest rates were being paid on deposits during both periods.

There was an unrealized foreign exchange gain of $68,269 (2013 – $52,436) for the three month period ended February 28, 2014 based primarily on the valuation of US$1,500,870 held in U.S. funds. This gain resulted from the Canadian dollar decreasing in value compared to the US dollar.

MINERAL PROPERTY EXPENSES

Mineral property expenses comprise (1) exploration expenses, (2) acquisition costs, and (3) recoveries.  Total expenditures for the three month periods ended February 28, 2014 and 2013 are summarized below:

For the Three month period Ended February 28, 2014:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	4,749	-	-	4,749
Central Canada Gold Property, Ontario	-	10,000	-	10,000
	4,749	10,000	-	14,749

For the Three month period Ended February 28, 2013:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	7,132	-	-	7,132
	7,132	-	-	7,132

Additional particulars of expenditures on mineral properties are provided in Note 7 to the unaudited condensed financial statements for the three month period ended February 28, 2014.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s quarterly condensed financial statements for the past eight quarters and has been prepared using IFRS:

Quarter Ended	Net Comprehensive Earnings (Loss) before Discontinued Operations	Basic and Fully Diluted Earnings (Loss) per Share before Discontinued Operations	Net Comprehensive Earnings (Loss)	Basic and Fully Diluted Earnings (Loss) per Share
February 28, 2014	$385,554	$0.018	$385,554	$0.018
November 30, 2013	$101,900	$0.005	$101,900	$0.005
August 31, 2013	$(124,693)	$(0.006)	$(124,693)	$(0.006)
May 31, 2013	$(230,785)	$(0.011)	$891,945	$0.042
February 29, 2013	$(55,641)	$(0.003)	$(196,083)	$(0.009)
November 30, 2012	$(217,110)	$(0.010)	$(1,669,576)	$(0.078)
August 31, 2012	$(524,724)	$(0.025)	$(782,953)	$(0.037)
May 31, 2012	$(131,724)	$(0.006)	$(461,437)	$(0.022)

The Company’s net comprehensive loss was reduced to $461,637 for the second quarter ended May 31, 2012 from $561,647 in the first quarter ended February 29, 2012 mainly due to a reduction in general and administrative expenses and, in particular, a reduction in salaries of $69,445. The second quarter loss is mainly comprised of $329,713 of net petroleum loss and general and administrative expenses of $216,690.  The Company generated oil revenues of $688,187 for the second quarter ended May 31, 2012 with an operating net back of $197,426.  After deducting the depletion and depreciation expense of $527,139, this resulted in a net petroleum loss of $329,713 for the quarter.

The Company’s net comprehensive loss increased to $782,953 for the third quarter ended August 31, 2012 from $461,637 in the second quarter ended May 31, 2012 mainly due to a severance fee of $204,167 that was paid to the former President upon his resignation on July 10, 2012.  The third quarter loss is mainly comprised of $237,552 of net petroleum loss and general and administrative expenses of $483,287.  The Company generated oil revenues of $574,175 for the third quarter ended August 31, 2012 with an operating net back of $222,233.  After deducting the depletion and depreciation  expense of $459,785, this resulted in a net petroleum loss of $237,552 for the quarter.

The Company’s net comprehensive loss increased to $1,669,576 for the fourth quarter ended November 30, 2012 from $782,953 in the third quarter ended August 31, 2012 mainly due to a write-down of $1,320,579 on its mineral properties and petroleum and natural gas properties.  The fourth quarter loss is mainly comprised of $1,320,579 in oil and mineral property write-downs, $131,887 of net petroleum loss and general and administrative expenses of $246,537.  The Company generated oil revenues of $515,190 for the fourth quarter ended November 30, 2012 with an operating net back of $184,039.  After deducting the depletion and depreciation expense of $315,926, this resulted in a net petroleum loss of $131,887 for the quarter.

The Company’s net comprehensive loss was reduced to $196,083 for the first quarter ended February 28, 2013 from $1,669,576 in the fourth quarter ended November 30, 2012 mainly due to the elimination of a write-down of $1,320,579 on its mineral properties and oil assets in the fourth quarter.  The first quarter loss is mainly comprised of $140,442 of net petroleum loss and general and administrative expenses of $129,226.  The Company generated oil revenues of $267,535 for the first quarter ended February 28, 2013 with an operating net back of $28,784.  After deducting the depletion and depreciation expense of $169,226, this resulted in a net petroleum loss of $140,442 for the quarter.

The Company’s net comprehensive earnings were $891,945 for the second quarter ended May 31, 2013 and is mainly comprised of a $1,098,679 gain on the sale of its petroleum and natural gas properties offset by general and administrative expenses of $230,785, inclusive of additional legal fees related to the sale of the assets.

The Company’s net comprehensive loss was $124,693 for the third quarter ended August 31, 2013 and is mainly comprised of a recovery of $171,612 in general and administrative expenses offset by $21,090 in interest income, $1,500 in rent recovery and $24,329 in an unrealized foreign exchange gain.

The Company’s net comprehensive earnings were $101,900 for the fourth quarter ended November 30, 2013 and is mainly comprised of a recovery of $56,931 in general and administrative expenses due to a $263,746 recovery of a general provision related to past flow-through shares with $18,029 in interest income and $13,481 in an unrealized foreign exchange gain.

The Company’s net comprehensive earnings were $385,554 for the first quarter ended February 28, 2014 and is mainly comprised of a gain of $388,408 on short term investments, $19,522 in interest income, $68,269 in an unrealized foreign exchange gain offset by general and administrative expenses  of $90,645.

LIQUIDITY AND CAPITAL RESOURCES

The Company began recognizing and receiving revenue from its heavy oil resource properties as of August 1, 2010 but sold all its heavy oil resource properties effective March 1, 2013.  The Company relies on equity financing to fund its exploration and administrative costs.

As at February 28, 2014, the Company had cash and cash equivalents of $6,037,208 and working capital of $5,958,161 as compared to $6,700,938 of cash and cash equivalents and working capital of $5,600,849 at November 30, 2013.

Total assets at February 28, 2014 increased to $7,075,550 from $6,738,829 at November 30, 2013, primarily as a result of the increase in value of short term investments.

As of the date of this report the Company has cash and cash equivalents of approximately $5,975,000 and short term investments with a current value of $780,000.  The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through the balance of fiscal 2014.

CONTINGENCIES

The Company has certain obligations related to the amendments related to prior flow-through transactions.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that would require disclosure.

TRANSACTIONS WITH RELATED PARTIES

The Company’s Board of Directors consists of Guido Cloetens, Tom Ogryzlo, Stuart Rogers, Robert Hall, Martin Burian and Erwin Holsters.  Stuart Rogers is the Company’s Chief Executive Officer, Guido Cloetens is the Company’s Chairman and Gord Steblin is the Company’s Chief Financial Officer.

The Company paid amounts to related parties as follows:

	For the Three month period Ended
	February 28, 2014	February 28, 2013
Management fees paid to a company controlled by Mr. Stuart Rogers	15,000	30,000
Accounting fees paid to a company controlled by Mr. Gord Steblin	15,000	19,500
Chairman fees paid to a company controlled by Mr. Guido Cloetens	15,000	-
Director fees paid to Mr. Brian Morrison (resigned June 12, 2013)	-	3,000
Director fees paid to Mr. Edward Burylo (resigned June 12, 2013)	-	3,000
Director fees paid to a company controlled by Mr. Guido Cloetens	-	3,000
Director fees paid to Mr. Tom Ogryzlo	3,000	3,000
Director fees paid to Mr. Martin Burian (appointed June 12, 2013)	3,000	-
Director fees paid to Mr. Erwin Holsters (appointed June 12, 2013)	3,000	-
Salaries and benefits paid to Mr. Rob Hall*	-	20,000
	$54,000	$81,500

During the three month period ended February 28, 2014, 512,500 options to directors and officers of the Company vested with an estimated fair value of $8,763.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

* Resigned November 1, 2013 as Vice President Corporate Development.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the recoverability of the carrying value of petroleum and natural gas assets, fair value measurements for financial instruments and share-based payments, the recognition and valuation of provisions for decommissioning liabilities, the recoverability and measurement of deferred tax assets and liabilities and ability to continue as a going concern.  Actual results may differ from those estimates and judgments.

CHANGE IN ACCOUNTING POLICY

The Company adopted IAS 1 (Amendment) ‘Presentation of Financial Statements’ effective December 1, 2012, which includes amendments of items and other comprehensive income.  The adoption of IAS 1 did not result in a significant impact on the Company’s financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

	As at 28 February 2014 $	As at 30 November 2013 $

FINANCIAL ASSETS
FVTPL, at fair value
Cash and cash equivalents	6,037,208	6,700,938
Short term investments - warrants	258,408	-

Loans and receivables, at amortized cost
Trade and other receivables	18,785	327

Available-for-sale, at fair value
Short term investments - shares	715,000	-

Total financial assets	7,029,401	6,701,265

FINANCIAL LIABILITIES

Other liabilities, at amortized cost
Trade payables	5,343	25,313

Total financial liabilities	5,343	25,313

Fair value - The fair value of financial assets and financial liabilities at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions.  The Company considers that the carrying amount of all its financial assets and financial liabilities recognized at amortized cost in the financial statements approximates their fair value due to the demand nature or short term maturity of these instruments.

Credit risk - Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and trade receivables.  The Company manages its credit risk relating to cash and cash equivalents by dealing only with highly-rated Canadian financial institutions.  As at 30 November 2013, trade receivables were comprised of GST receivable of $4,388 (30 November 2013 - $3,186),  trade receivable of $Nil (30 November 2013 - $327) and interest receivable of $18,785 (30 November 2013 - $Nil). As a result, credit risk is considered insignificant.

Liquidity risk - Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuously monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.  As the Company’s financial instruments are substantially comprised of cash and cash equivalents, liquidity risk is considered insignificant.

Interest rate risk - The Company’s interest rate risk is primarily related to the Company’s cash and cash equivalents for which amounts were invested at interest rates in effect at the time of investment.  Changes in market interest rates affect the fair market value of the cash and cash equivalents.  However, as these investments come to maturity within a short period of time, the impact would likely not be significant.

A 1% change in short-term rates would have changed the interest income and net earnings of the Company, assuming that all other variables remained constant, by approximately $15,000 for the three month period ended February 28, 2014.

Currency risk - The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency.  Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars.  The Company monitors and forecasts the values of net foreign currency cash flow and financial position exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.  The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Commodity price risk - The Company is in the exploration stage and is not subject to commodity price risk.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

RISKS AND UNCERTAINTIES

The Company believes that the following items represent significant areas for consideration.

Cash Flows and Additional Funding Requirements

The Company has limited financial resources and no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its properties. The sources of funds currently available to the Company include; raising equity or debt capital, or offering an interest in its projects to another party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its properties or prospects.

Industry

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

The Company does not use derivative instruments as a means to manage risk.

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of mineral commodities.

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its exploration activities. Competition in the mining industry could adversely affect the Company’s prospects for exploration in the future.

Government Laws, Regulation & Permitting

Mining and exploration activities of the Company are subject to domestic laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Title to Properties

Acquisition of rights to mineral properties is a very detailed and time-consuming process. Title to mineral properties may be disputed. To the best of the Company’s knowledge, the Company has  title to all of the properties for which it holds mineral leases or licenses or in respect of which it has a right to earn an interest, however,  the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company has the right to earn an increased interest in some of its properties. To earn this increased interest in each property, the Company is required to make certain cash payments. If the Company fails to make these payments, the Company may lose its right to such properties and forfeit any funds expended to such time.

Key Management

The success of the Company will be largely dependent upon the performance of its key officers and consultants. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares.

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflicts, the Company could potentially miss the opportunity to participate in certain transactions or opportunities.

SHARE DATA

As of April 28, 2014 the Company has 21,655,979 common shares without par value issued and outstanding. In addition, the Company has 1,795,000 incentive stock options (“Options”) outstanding with each Option entitling the holder to receive one common share upon its exercise.  Of the Options, 170,000 are exercisable at $1.00 each, 225,000 are exercisable at $0.21 each, 75,000 are exercisable at $0.165 each and 1,325,000 are exercisable at $0.20 each.  There are no warrants outstanding as at April 28, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  April 28, 2014

By:      /s/ Stuart Rogers

Stuart Rogers

Director